Annual Report

Cover Page

Name of issuer:

Pale Blue Earth, Inc

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **8/21/2020**

Physical address of issuer:

2750 Rasmussen Rd
Suite H203
Park City UT 84098

Website of issuer:

http://www.paleblueearth.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,417,873.00	$1,677,187.00
Cash & Cash Equivalents:	$243,567.00	$121,858.00
Accounts Receivable:	$400,204.00	$186,254.00
Short-term Debt:	$235,276.00	$151,949.00
Long-term Debt:	$4,499,722.00	$2,985,343.00
Revenues/Sales:	$5,381,112.00	$3,269,452.00
Cost of Goods Sold:	$1,729,871.00	$1,252,910.00
Taxes Paid:	$0.00	$0.00
Net Income:	($959,571.00)	($1,015,091.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Pale Blue Earth, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Thomas Bishop	CEO	Pale Blue Earth, Inc	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Thomas Bishop	President	2020
Thomas Bishop	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Thomas Bishop	5100000.0 Common stock	42.71
Concentric Consult HK Ltd (Stephen John Warren)	2500000.0 Common stock	20.94

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The majority of sales are still through our website or via Amazon. We spend significant amounts on advertising and other marketing campaigns to acquire new customers, which may not be successful or cost effective. If we are unable to continue to drive consumers to our website, it could adversely affect our revenue. Having an issue with our Amazon listing or website function would significantly impact our sales and increase burn. There are no assurances that other revenues generated through third parties or Government will continue.

> While our product goes through rigorous safety testing a lapse or failure to identify an issue could cause a major recall or adverse event. The financial impact of either could be significant.

> If we are unable to obtain key materials and components from sole or limited source suppliers, we will not be able to deliver our products to customers. As we scale manufacturing we will be exposed to increased commodity pressures impacting our gross margin. Potential manufacturing shutdowns due to COVID-19 or similar lockdowns could impact our ability to meet demand with supply.

> Political tensions in SE Asia are increasing. Military action in the region could impact the microchip supply that is key to our battery management systems.

> As a disruptor in a major existing category we could face increasing gross margin pressure if an incumbent battery manufacturer decided to enter the space and undercut our pricing.

> We have thoroughly reviewed the global IP space. While we feel we have looked at all possible IP conflicts one could emerge that would cause use to need to redesign the product offering.

> We may need to raise additional capital in the future in order to execute our strategic plan, which may not be available on terms acceptable to us, or at all.

available on terms acceptable to us, or at all.

We face and expect to face increasing competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products and services that remain competitive with products and services or alternative technologies developed by others, we could lose revenue opportunities and customers, and our ability to grow our business would be impaired, adversely affecting our financial condition and results of operations.

Operations in international markets will expose us to additional business, political, regulatory, operational, financial and economic risks.

We rely on third parties to manufacture our products. Failure of those third parties to provide us with sufficient quantities of our products, in compliance with applicable regulatory requirements, or to do so at acceptable quality levels or prices could adversely impact our business. We currently rely on a single manufacturer for the production and assembly of our current products and expected future products for some time. If we encounter manufacturing problems or delays, we may be unable to promptly transition to alternative manufacturers and our ability to generate revenue will be limited.

We have a history of net losses, and we may not achieve or maintain profitability in the future. We have a limited operating history and have grown significantly in a short period of time. We will need to continue to increase the size of our organization and, if we fail to manage our growth effectively, our business could be materially and adversely affected.

We may be required to obtain and maintain regulatory authorizations, including clearances or approvals, or other certifications in order to commercialize our products in international markets. Failure to obtain such regulatory authorizations or certifications in relevant foreign jurisdictions may prevent us from marketing medical device products abroad.

We face the risk of product liability claims and the amount of insurance coverage we hold now or in the future may not be adequate to cover all liabilities we might incur. We may incur environmental and personal injury liabilities related to certain hazardous materials used in our operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we

> require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	10,584,700	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	425,000

24. Describe the material terms of any indebtedness of the issuer:

Loan	
Lender	Tom Bishop and Steve Warren
Issue date	12/30/20
Amount	$33,718.00
Outstanding principal plus interest	$33,718.00 as of 12/16/23
Current with payments	Yes

Since inception, Tom Bishop and Steve Warren (the "Majority Shareholders") provided funds to the Company totaling $21,340 and $12,378 respectively to the Company. The amounts remain outstanding and have no interest or maturity date

outstanding and have no interest or maturity date.
Management does not intend to pay back the note within the
next year.

Loan

Lender	SellersFunding International Portfolio Ltd
Issue date	12/19/24
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 12/30/24
Interest rate	19.68% per annum
Maturity date	04/10/26
Current with payments	Yes

Business Advance Agreement

Convertible Note

Issue date	01/14/21
Amount	$600,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$5,000,000.00
Maturity date	09/30/25

Class A - On 9/27/23, the Company and wtih consent of
Noteholders extended Maturity from 9/30/23 to 9/30/25 with
increase during extension period from 4.0% to 8.0%.

Convertible Note

Issue date	10/29/21
Amount	$400,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	09/30/25

Class B - On 9/27/23, the Company and wtih consent of
Noteholders extended Maturity from 9/30/23 to 9/30/25 with
increase during extension period from 4.0% to 8.0%.

Convertible Note

Issue date	09/20/22

Amount	$1,000,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$10,000,000.00
Maturity date	09/30/25

Class C - On 9/27/23, the Company and wtih consent of Noteholders extended Maturity from 9/30/23 to 9/30/25 with increase during extension period from 4.0% to 8.0%. Total Notes issued include a $25,000 Note with The Bishop Family Trust related to CEO and majority shareholdere Tom Bishop.

Convertible Note

Issue date	10/05/23
Amount	$950,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$14,000,000.00
Maturity date	09/30/25

Class D Notes

Convertible Note

Issue date	12/30/24
Amount	$753,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$14,000,000.00
Maturity date	09/30/25

Class D Notes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2021	Section 4(a)(2)	Convertible Note	$600,000	General operations
10/2021	Section 4(a)(2)	Convertible	$400,000	General

		Note		operations
9/2022	Section 4(a)(2)	Convertible Note	$1,000,000	General operations
10/2023	Section 4(a)(2)	Convertible Note	$950,000	General operations
4/2024	Regulation Crowdfunding	Convertible Note	$306,070	General operations
12/2024	Section 4(a)(2)	Convertible Note	$753,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Tom Bishop and Steve Warren
Amount Invested	$33,718.00
Transaction type	Loan
Issue date	12/30/20
Outstanding principal plus interest	$33,718.00 as of 12/16/23
Current with payments	Yes
Relationship	Founders and Majority Shareholders

Since inception, Tom Bishop and Steve Warren (the "Majority Shareholders") provided funds to the Company totaling $21,340 and $12,378 respectively to the Company. The amounts remain outstanding and have no interest or maturity date.

Management does not intend to pay back the note within the next year.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sustainable, rechargeable li-ion batteries for a better future.

Milestones

Pale Blue Earth, Inc was incorporated in the State of Delaware in August 2020.

Since then, we have:

- Patent-pending, Sustainable, Rechargeable li-ion Paleblue batteries disrupting single use batteries

- Huge Market: $17B+ serviceable obtainable market. The battery market is projected to grow at 10% CAGR

- Product Market Fit : over 3M+ Paleblue batteries sold since 2019. Product available in 20 countries

- Exponential growth: 2024 revenue was approximately $5.4 million, an increase of 65% over 2023

- Increasing distribution via website sales, Amazon and over 2,750 domestic retail locations

- Awarded during 2024 contract with the DOD to develop a highly advanced dual-use battery product and technology platform for the future warfighter

- Experienced team with manufacturing, energy and startup backgrounds

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $5,381,112 compared to the year ended December 31, 2023, when the Company had revenues of $3,269,452. Our gross margin was 67.85% in fiscal year 2024, and 61.68% in 2023.

- *Assets*. As of December 31, 2024, the Company had total assets of $2,417,873, including $243,567 in cash. As of December 31, 2023, the Company had $1,677,187 in total assets, including $121,858 in cash.

- *Net Loss*. The Company has had net losses of $959,571 and net losses of $1,015,091 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $5,831,863 for the fiscal year ended December 31, 2024 and $4,152,442 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all

related party transactions.

Liquidity & Capital Resources

As of the fiscal year ended December 31, 2024, the Company has been financed with approximately $235,000 in short term debt financing agreements and $4,500,000 in convertible notes including accrued interest totaling $490,000.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the capital raised to date will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Pale Blue Earth, Inc cash in hand is $243,567, as of December 2024. Over the last three months of 2024, revenues averaged $639,953/month, cost of goods sold has averaged $163,885/month, and operational expenses have averaged $456,882/month, for an average net margin of $19,186 per month. Seasonality exists in our business, and there are no guarantees that past revenues will continue, though based on our projected growth, we could reach profitability within in next 12 months.

There were no material changes in the Company's finances or operations since December 31, 2024.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Thomas Bishop, certify that:

(1) the financial statements of Pale Blue Earth, Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Pale Blue Earth, Inc included in this Form reflects accurately the information reported on the tax return for Pale Blue Earth, Inc filed for the most recently completed fiscal year.



Thomas Bishop

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors’ behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company

decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an

investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://paleblueearth.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Thomas Bishop

Appendix E: Supporting Documents

ttw_communications_138904_223413.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Cooley Go Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Appendix E: Supporting Documents

ttw_communications_138904_223413.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pale Blue Earth, Inc

By

Thomas Bishop

CEO / Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Thomas Bishop

CEO / Co-Founder
3/17/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.